SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934*
(Amendment No. 1)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
(Name of Issuer)

QUILMES INDUSTRIAL S.A.
(Translation of Issuer’s Name into English)

Class B Common Shares, without par value

American Depositary Shares, each of which represents 2 Class B Common Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number)

Victório Carlos De Marchi
Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência
Av. Brigadeiro Faria Lima,
3900, 11º andar, cj. 1101, CEP 04538-132
 São Paulo, SP, Brazil
(55-11) 2122-1505

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
David Mercado, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

October 29, 2004
(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 9

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 74838Y20
1	Names of Reporting Persons Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficiall Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 38,388,914 Class B Common Shares*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,388,914 Class B Common Shares*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,388,914 Class B Common Shares*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 77.3%*
14	Type of Reporting Person (See Instructions) HC
*/  On January 31, 2003, NCAQ Sociedad Colectiva (“NCAQ”), an indirect subsidiary of Companhia de Bebidas das Américas - AmBev (“AmBev”), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Société Anonyme (the “Issuer” or “Quinsa”).  On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev (“Dunvegan”), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. (“BAC”).  In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate.  Each Class A Common Share and Class B Common Share has one vote.  As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.97% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer.  AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares.  In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. (“QIB”), a subsidiary of Quinsa, from Heineken International B.V. (“Heineken”), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

Fundação (as defined below) is a party to the AmBev Shareholders’ Agreement (described below) with respect to the 3,794,204,726 common shares of AmBev held by Fundação and the 8,253,913,260 common shares of AmBev held by InBev Holding Brasil S.A. (previously named Braco Investimentos S.A. and formerly Tinsel Participações Ltda.) and ECAP (defined below).

Fundação disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

Item 1. Security and Issuer.

This Report on Schedule 13D relates to the Class B common shares, without par value, of Quilmes Industrial (Quinsa) Société Anonyme, a Luxembourg corporation (“Quinsa”).  The Quinsa Class B Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents two Quinsa Class B Shares, evidenced by American Depositary Receipts (“ADRs”). The address of Quinsa’s principal executive offices is Teniente General Peron 667, Buenos Aires, Argentina, 1038.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is hereby amended and supplemented by incorporating herein the press release issued by AmBev on October 29, 2004 regarding BAC’s election not to accelerate the exercise of the Put Option in connection with the consummation of the transactions contemplated by the Contribution and Subscription Agreement. Such press release is attached hereto as Exhibit 2.20.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

2.1	Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.2	Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.3
Amendment No. 1 to Stock Purchase Agreement dated as of January 31, 2003, between BAC and AmBev (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.4
Letter Agreement dated January 13, 2002, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.5
Quinsa Shareholders Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.6
Registration Rights Agreement dated as of January 31, 2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.7
AmBev Share Transfer Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundação and AmBev (incorporated by reference to Exhibit 2.7 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.8
AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundação and AmBev (incorporated by reference to Exhibit 2.8 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.9
Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.10
Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.11
Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa - English Translation (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.12
Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit 2.12 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.13
Incorporação Agreement dated March 3, 2004 among AmBev, InBev, MergeCo and Labatt (incorporated by reference to Exhibit 2.13 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.14
First Amendment to the AmBev Shareholders Agreement dated March 3, 2004 among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Carlos Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit 2.16 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.15
Interbrew Shareholders Agreement dated March 3, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit 2.17 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004 by AmBev).

2.16	Amended and Restated InBev By-laws (English Translation) (incorporated by reference to Exhibit 2.16 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by Fundação).

2.17	Stichting By-laws (English Translation) (incorporated by reference to Exhibit 2.17 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by Fundação).

2.18	Stichting Conditions of Administration (English Translation) (incorporated by reference to Exhibit 2.18 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by Fundação).

2.19	Letter Agreement dated July 16, 2004 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.19 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by Fundação).

2.20	Press Release issued by AmBev on October 29, 2004.

ANNEX A

Information Required as to Trustees of  Fundação.

Trustees of Fundação

Name	Citizenship	Business Address	Present Principal Occupation or Employment
José Heitor Attílio Gracioso	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	President
Roberto Herbster Gusmão	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	Vice-President
José de Maio Pereira da Silva	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	Trustee
Celso Neves	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	Trustee
Dario de Almeida Magalhães	Brazil	Av. Atlantica, 1440-Apt. 1001 22021.001-Rio de Janeiro/RJ-Brazil	Trustee
Victório Carlos De Marchi	Brazil	Rua Dr. Renato Paes de Barros, n° 1.017, 3° andar cjs. 31 e 32 04530-001, São Paulo, SP - Brazil	Co-Chairman of the Board of Directors of AmBev
Marcel Herrmann Telles	Brazil	Rua Dr. Renato Paes de Barros, n° 1.017, 3° andar cjs. 31 e 32 04530-001, São Paulo, SP - Brazil	Director of BRC, the Stichting, InBev and AmBev.
José Adilson Miguel	Brazil	Rua Dr. Renato Paes de Barros, n° 1.017, 3° andar cjs. 31 e 32 04530-001, São Paulo, SP - Brazil	Retail Officer of AmBev
Geraldo Magela da Cruz Quintão	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	Trustee
Orlando de Araujo	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	Trustee

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 4, 2004

FUNDAÇÃO ANTONIO E HELENA ZERRENNER INSTITUIÇÃO NACIONAL DE BENEFICÊNCIA
by
/s/ Victório Carlos De Marchi
Name: Victório Carlos De Marchi
Title: Member of Advisory Board of Trustees

by
/s/ José Heitor Attílio Gracioso
Name: José Heitor Attílio Gracioso
Title: President of Advisory Board of Trustees

EXHIBIT INDEX

Exhibit No.	Description

2.1	Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.2	Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.3
Amendment No. 1 to Stock Purchase Agreement dated as of January 31, 2003, between BAC and AmBev (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.4
Letter Agreement dated January 13, 2002, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.5
Quinsa Shareholders Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.6
Registration Rights Agreement dated as of January 31, 2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.7
AmBev Share Transfer Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundação and AmBev (incorporated by reference to Exhibit 2.7 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.8
AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundação and AmBev (incorporated by reference to Exhibit 2.8 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.9
Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.10
Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.11
Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa - English Translation (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.12
Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit 2.12 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.13
Incorporação Agreement dated March 3, 2004 among AmBev, InBev, MergeCo and Labatt (incorporated by reference to Exhibit 2.13 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.14
First Amendment to the AmBev Shareholders Agreement dated March 3, 2004 among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Carlos Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit 2.16 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.15
Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit 2.17 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004 by AmBev).

2.16	Amended and Restated InBev By-laws (English Translation) (incorporated by reference to Exhibit 2.16 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by Fundação).

2.17	Stichting By-laws (English Translation) (incorporated by reference to Exhibit 2.17 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by Fundação).

2.18	Stichting Conditions of Administration (English Translation) (incorporated by reference to Exhibit 2.18 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by Fundação).

2.19	Letter Agreement dated July 16, 2004 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.19 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by Fundação).

2.20	Press Release issued by AmBev on October 29, 2004.